1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
ALLISON M FUMAI
allison.fumai@dechert.com +1 212 698 3526 Direct +1 698 698 3599 Fax

November 14, 2018

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:    Lisa Larkin, Division of Investment Management, and Lauren Hamilton, Office of Chief Accountant

Re:	Morgan Stanley Variable Insurance Fund, Inc. (the “Company”)
(File No. 333-227787)

Dear Mmes. Larkin and Hamilton:

Thank you for your telephonic comments regarding the registration statement on Form N‑14 (the “Registration Statement”) relating to the Growth Portfolio (the “Acquiring Fund”), a series of the Company, filed with the Securities and Exchange Commission (the “Commission”) on October 11, 2018 in connection with a proposed Agreement and Plan of Reorganization, pursuant to which substantially all of the assets and liabilities of the Multi Cap Growth Portfolio (the “Acquired Fund” and, together with the Acquiring Fund, the “Funds”), a series of Morgan Stanley Variable Investment Series, would be transferred to the Acquiring Fund, in exchange for shares of common stock of the Acquiring Fund (the “Reorganization”). The Company has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below on its behalf.  Below, we describe the changes made in response to the Commission staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in the proxy statement and prospectus that will be filed via EDGAR on or about November 14, 2018.

COMMENTS TO THE PROXY STATEMENT AND PROSPECTUS

Comment 1.

In the section entitled “Synopsis,” please include disclosure clarifying that portfolio turnover in connection with the Reorganization may have tax consequences to investors. Please supplementally confirm whether stockholders of the Acquiring Fund will be separately informed of these consequences.

Response 1.     We respectfully acknowledge the comment; however, variable insurance funds have special tax rules, and tax consequences may also depend on the provisions of the annuity or life insurance contract governing the investment. Accordingly, disclosure regarding that portfolio turnover may result in higher taxes when shares are held in a taxable account is not appropriate here. We hereby confirm that stockholders of the Acquiring Fund will not be separately informed of this matter.

Comment 2.

In the section entitled “Synopsis,” please include disclosure regarding the following in light of anticipated portfolio turnover: (i) the reasons for portfolio realignment; (ii) the extent and cost of portfolio realignment in terms of dollars and basis points; (iii) the percentage of the Acquired Fund’s portfolio that is expected to be sold as a result of portfolio realignment and an estimate of realized gains expected to result from such sales on a dollar amount and per share basis; and (iv) a statement that total reorganization costs do not reflect commissions that may be incurred during portfolio realignment. Please also include this disclosure in the notes to the financial statements.

Response 2. We respectfully acknowledge the comment and note that the following disclosure is currently included in the section entitled “Synopsis—The Reorganization”:

Although there are differences with respect to the Acquired Fund’s and Acquiring Fund’s portfolio holdings and underlying investment styles, the Acquiring Fund, in accordance with its investment guidelines, is able to hold all the investments of the Acquired Fund. However, the Investment Team anticipates 25-35% portfolio turnover as a result of the Reorganization due to differences in underlying investment styles and portfolio holdings. Each Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs. Tradingcosts associated with transitioning the Acquired Fund’s portfolioafter the Reorganizationwill be borne by the surviving combined fund (the “Combined Fund”), the cost of which is not reflected in the Reorganization costs disclosed herein.

With respect to (ii) and (iii), the cost of portfolio realignment and an estimate of realized gains expected to result therefrom has not been included. The foregoing disclosures have been excluded because the projected portfolio turnover rate of 25-35% is based upon a number of variables and assumptions, such as cash flow and market conditions. Accordingly, providing the requested information may result in disclosing numbers materially different from actual cost/gains subsequent to portfolio realignment. We believe that the current disclosure already included in response to this comment (including its duplication in the notes to the financial statements), coupled with existing disclosure in the proxy statement and prospectus, appropriately informs investors regarding portfolio turnover.

Comment 3.	With respect to the section entitled “Synopsis—Fee Tables,” please supplementally confirm that the fees and expenses reflect current fees and expenses of the Funds in compliance with Form N-14.

Response 3. We hereby confirm that the fees and expenses reflect current fees and expenses of the Funds in compliance with Form N-14.

Comment 4.

With respect to the section entitled “The Reorganization—The Board’s Considerations,” please supplementally explain why separate considerations are listed regarding the Acquiring Fund’s ability to hold all of the investments of the Acquired Fund and that there is expected to be 25-35% portfolio turnover as a result of the Reorganization.

Response 4.     Both considerations are distinct in that the ability of the Acquiring Fund to hold all of the investments of the Acquired Fund pertains to similarity in investment guidelines and strategy among the Funds, whereas the portfolio turnover disclosure covers the Board’s consideration of the Combined Fund’s expected portfolio post-Reorganization.

Comment 5.

In the section entitled “The Reorganization—The Board’s Considerations,” please include a discussion of the alternative courses of action the Board will consider should the Reorganization not be approved by Shareholders.

Response 5.     We respectfully acknowledge the comment but believe that the current discussion is appropriate and consistent with the principal considerations of the Board with respect to the Reorganization.

COMMENTS TO THE STATEMENT OF ADDITIONAL INFORMATION

Comment 6.

Please revise the disclosure to include in the notes to the financial statements a statement regarding the cost of the Reorganization to the respective Fund and the rationale for allocation of such cost, whether or not the Reorganization is consummated.

Response 6. The disclosure has been revised accordingly.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3526 (tel).  Thank you.

Best regards,

/s/ Allison Fumai

Allison Fumai